Exhibit 99.1

INVESTOR CONTACT	MEDIA CONTACT
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Jonathan Birt Ph: 212-850-5664 or 44-20-7269-7205 Niamh Lyons Ph: 353-1-663-3602

CARLOS V. PAYA, MD, PHD, TO JOIN ELAN AS COMPANY PRESIDENT

Dublin, Ireland; San Francisco, CA; New York, NY – November 20, 2008 – Elan Corporation, plc (NYSE: ELN) announced today that Carlos V. Paya, MD, PhD, will join the company as President, Elan Corporation, plc on November 25, 2008. Dr. Paya will be based at Elan’s South San Francisco campus, with particular focus on and responsibility for leading the company’s scientific, clinical and medical initiatives and delivering successful results in these areas. He will also bring additional depth and executive management perspective to Elan’s strategic assessments and decisions in all areas of the company.

Commenting on Dr. Paya’s breadth and depth of experience, Kyran McLaughlin, Chairman of the Elan Board of Directors, said, “As an immunologist, a former Vice Dean of Clinical Investigation at Mayo, and as a successful industry executive, Dr. Paya has a unique set of attributes and experiences that perfectly match the opportunities and challenges facing Elan.”

Elan CEO Kelly Martin said that the company’s hiring of Dr. Paya reflects Elan’s highest priorities—advancing its clinical portfolio and its scientific opportunities.  “We have been engaged in a highly selective search process regarding the position for some time, evaluating candidates for over 12 months,” Mr. Martin said. “We were looking for the executive whose experience, strategic perspective and leadership skills precisely meet Elan’s needs today and moving forward.

“Dr. Paya’s position reflects a new level of responsibility for continuing to advance our science towards those with unmet medical needs—a responsibility for which he is uniquely prepared. We are very pleased he is joining Elan at this time.”

Dr. Paya will lead the continued integration of Elan’s world-class Research and Development teams, and all of the company’s medical, scientific and research functions will be accountable to him, including Development, Research, Clinical Relationships and the offices of the Chief Scientific Officer and Chief Medical Officer. The Chief Medical Officer will also retain specific accountabilities to CEO Kelly Martin, as they relate to patient safety.

Dr. Paya will also assume responsibility for Elan’s commercial and marketing functions, with a primary focus on strategic planning, marketing positioning and product life cycle management.  The company’s corporate and business development responsibilities will be shared by Dr. Paya and Shane Cooke, Elan’s Executive Vice President and Chief Financial Officer.

Dr. Paya joins Elan from Eli Lilly & Company, where he was Vice President, Lilly Research Laboratories and Global Leader of the Diabetes and Endocrine Platform, responsible for the company’s dominant franchise (insulin products).  He has been an executive with Lilly since 2001, gaining a wide range of leadership experience in different therapeutic areas and business strategy. His therapeutic responsibilities have included infectious disease, inflammation, women’s health and pulmonary; and his management responsibilities have included regulatory, joint venture relationships, pharmaco-economics, brand development and product positioning.

Prior to his executive career at Lilly, Dr. Paya had a unique, 16-year relationship with the Mayo Clinic in Rochester, Minnesota, which began with his acceptance into the Mayo Graduate School of Medicine in 1984 and concluded with a six-year tenure as Professor of Medicine, Immunology and Pathology and Vice Dean of the Clinical Investigation program. Dr. Paya’s other responsibilities and positions at or associated with Mayo included two years as Associate Professor and Senior Associate Consulting Staff, Infectious Diseases and Internal Medicine, Pathology and Laboratory Medicine, and Immunology; and four years as a Research Scientist at Institute Pasteur, Paris and as Chief, Infectious Diseases Unit, Hospital 12 Octubre, Madrid, Spain.

Elan was assisted in the search and hiring process for the position by Heidrick & Struggles, a leading provider of senior-level executive search and leadership consulting services

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by bringing innovations in science to fill significant unmet medical needs.  Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

2